Exhibit 99.4

Ossen Innovation Announces the Date of Annual General Meeting of Shareholders of 2019

SHANGHAI, October 31, 2019 /PRNewswire-FirstCall/ -- Ossen Innovation Co., Ltd. ("Ossen" or the "Company") (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced that it will hold its 2019 annual general meeting of shareholders at 10:00 a.m. Beijing time on November 25, 2019 at the Company's headquarters located at 518 Shangcheng Road, Floor 17, Shanghai, China.

Details about the meeting, including proposals to be presented, will be included in the notice of the meeting and related proxy materials, which the Company expects to distribute to its shareholders on November 4, 2019. The proxy documents will be posted on the Company's website at http://ir.osseninnovation.com. Please visit http://ir.osseninnovation.com for more details.

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Maanshan, Anhui Province, and Jiujiang, Jiangxi Province.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Ossen Innovation Co., Ltd.
Wei Hua, Chief Executive Officer
Email: int.tr@ossengroup.com
Phone: +86-21-6888-8886

Investor Relations

GCI IR

Phone: +1-917-828-3419

Email: info@goldenir.com